Exhibit 2.2

AMENDMENT NO. 1 TO TENDER OFFER AGREEMENT

This AMENDMENT NO. 1 TO TENDER OFFER AGREEMENT (this “Amendment”) is made on October 24, 2016,

AMONG:

1.	Faiveley Transport, a société anonyme à Directoire et Conseil de Surveillance incorporated under the laws of France, with a share capital of 14,756,996 Euro divided into 14,756,996 ordinary shares, with a nominal value of 1 Euro, whose registered office is located at 3, rue du 19 mars 1962, 92230 Gennevilliers, France, registered with the Registre du Commerce et des Sociétés (Companies Registry) of Nanterre under number 323 288 563, represented by Mr. Stéphane Rambaud-Measson, duly authorized for the purpose hereof, hereinafter, the “Company”

AND:

2.	Wabtec France, a French société par actions simplifiée, the registered office of which is located at 38, rue de Berri, 75008 – Paris, France, registered with the Registre du Commerce et des Sociétés of Paris under number 819 551 532, assignee of and successor in interest to FW Acquisition LLC, hereinafter, the “Purchaser”

AND:

3.	Wabtec Corporation, a corporation organized under the laws of Delaware, USA,

hereinafter, “Parent”.

The Company, the Purchaser and Parent are individually referred to as a “Party” and collectively referred to as the “Parties”.

PREAMBLE

(A)	The Parties entered into that certain Tender Offer Agreement, dated October 6, 2015 (the “Tender Offer Agreement”), providing for, among other things, the filing of a tender offer to acquire ordinary shares of the Company. Except as specified herein, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Tender Offer Agreement, and all references to Sections, Articles or Schedules herein are references to Sections, Articles or Schedules of the Tender Offer Agreement.

(B)	The Parties wish to amend certain terms of the Tender Offer Agreement in accordance with Section 9.1 of the Tender Offer Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

1. AMENDMENT TO TENDER OFFER AGREEMENT

1.1	Parent Preferred Stock

The definition of “Parent Preferred Stock” set forth in Article 1.1 and Schedule 1.1 to the Tender Offer Agreement shall each be deleted in their entirety.

1.2	Exchange Ratio

Article 1.1 of the Tender Offer Agreement shall be amended to add the following definitions in alphabetical order relative to the definitions set forth therein:

““Exchange Percentage”	has the meaning set forth in Article 2.2(a) of the Agreement.”

“Final Exchange Ratio”	means the quotient of (i) the number of shares of Parent Common Stock consideration constituting the Purchase Price actually delivered by Parent to the Sellers, in the aggregate, upon the completion of the Transaction pursuant to the SPA divided by (ii) the number of Company Exchange Shares actually delivered by the Sellers to the Purchaser, in the aggregate, upon the completion of the Transaction pursuant to the SPA.”

1.3	Filing of the Offer

Article 2.2(a) of the Tender Offer Agreement shall be amended and restated and replaced with the following:

“(a)	Purchaser shall use reasonable best efforts to file with the AMF within 10 Business Days following completion of the Transaction a mandatory tender offer for all of the Company Shares (other than the Company Shares already owned by the Purchaser or its Affiliates) (together with any subsequent offer of the Purchaser or any Affiliate thereof filed with the AMF, the “Offer”) under which holders of Company Shares may elect to tender their Company Shares for purchase by the Purchaser pursuant to the Offer and subject to any requirement of the AMF, for:

(i)	EUR 100 per Company Share, in cash, without interest; and/or

(ii)	a number of shares of Parent Common Stock equal to the Final Exchange Ratio for each Company Share;

provided, however, that if holders tender to the exchange branch of the Offer a number of Company Shares greater than the percentage of Company Shares elected as Company Exchange Shares by the Sellers under the SPA (the “Exchange Percentage”) of the total number of Company Shares targeted in the Offer (to the exclusion, for the sake of clarity, of the Company Shares held by the Purchaser and its Affiliates, and Treasury Shares), a number of shares of Parent Common Stock equal to the Exchange Percentage multiplied by the Final Exchange Ratio (the “Maximum Number of Parent Shares”), will be allocated proportionately among such holders so electing Parent Common Stock and the other Company Shares held by them will be purchased by the Purchaser at the cash price offered per Company Share.

In the event that, as of the Closing, the market value of the amount of shares of Parent Common Stock offered per Company Share in the exchange branch is less than the cash price offered per Company Share, the Parties shall cooperate to submit a request to the AMF, and use reasonable best efforts, to not be required to offer the exchange branch of the Offer.

The completion of the Offer at which the Purchaser purchases and pays for Company Shares pursuant to the terms set forth in the Purchaser Offer Documents will be referred to as the “Offer Closing,” and the date on which the Closing occurs will be referred to as the “Offer Closing Date”.”

1.4	Confirmation of Tender Offer Agreement

Other than as expressly modified pursuant to this Amendment, all of the terms, conditions and other provisions of the Tender Offer Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.

2. MISCELLANEOUS

2.1	Authority Relative to Amendment

Each of (i) the Company and (ii) the Purchaser and Parent represents and warrants to the other that it has the legal right and full power and authority to enter into and perform this Amendment and the Tender Offer Agreement as amended by this Amendment. This Amendment constitutes legal, valid and binding obligations on each of the Company, and of the Purchaser and Parent, enforceable in accordance with its terms.

2.2	Other Provisions

Sections 1.2 and 8 and Article 9 of the Tender Offer Agreement shall apply to this Amendment mutatis mutandis, and to the Tender Offer Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature Pages Follow]

/s/ Stéphane Rambaud-Measson
for and on behalf of Faiveley Transport
Represented by: Stéphane Rambaud-Measson

/s/ Raymond T. Betler
for and on behalf of Wabtec France
Represented by: Raymond T. Betler

/s/ Albert J. Neupaver
for and on behalf of Wabtec Corporation
Represented by: Albert J. Neupaver

[Signature Page to TOA Amendment]